FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic’s Valinor Recognized as 2015 Microsoft Country Partner of the Year for Israel

PRESS RELEASE

Magic’s Valinor Recognized as 2015 Microsoft Country Partner of the Year for Israel

Valinor Award Shows Magic’s Growing Strength and Presence in Cloud Sector

Or Yehuda, Israel, July 7, 2015 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, today proudly announced that its Valinor subsidiary has won the 2015 Microsoft Country Partner of the Year Award for Israel. The company was honored among a global field of top Microsoft partners for demonstrating excellence in innovation and implementation of customer solutions based on Microsoft technology.

"We are very proud of being chosen Microsoft partner of the year in Israel," said Erez Alsheich, CEO of Valinor. "The long-standing collaboration between our companies has expanded significantly over the past year with the establishment of the Azure MSP (Managed Service Provider) activity. Our unique innovative services provide deployment and management of the Azure environment, including licences, foundation, backup, monitoring, 24/7 support, and DPR services. Launched less than a year ago, our service has been very successful and currently serves dozens of clients worldwide. We are committed to providing the highest level of specialized services for all aspects of the Microsoft Azure environment and attractive prices for organizations of all sizes and in all sectors."

Awards were presented in several categories, with winners chosen from a set of more than 2,300 entrants from 108 different countries worldwide. Valinor was recognized for providing outstanding solutions and services, as well as representing excellent subsidiary engagement in Israel.

The Microsoft Country Partner of the Year Awards honor partners at the country level that have demonstrated business excellence in delivering Microsoft solutions to multiple customers over the past year. This award recognizes Valinor as succeeding in effective engagement with its local Microsoft office while showcasing innovation and business impact, driving customer satisfaction, and winning new customers.

“We are honored to recognize Valinor of Israel as a Microsoft Country Partner of the Year," said Phil Sorgen, corporate vice president, Worldwide Partner Group, Microsoft Corp. Valinor’s dedication to providing outstanding value for our mutual customers is a prime example of the excellence we see in our talented community of Microsoft partners.”

The Microsoft Partner of the Year Awards recognize Microsoft partners that have developed and delivered exceptional Microsoft-based solutions over the past year.

About Valinor

Founded in 2005, Valinor, a subsidiary of Comm-IT and part of the Magic Group, has grown to be a leader in data platform technologies, with strong expertise in databases, Big Data solutions, BI projects, and cloud solutions.

Valinor is a leading managed service provider (MSP) for Microsoft Azure cloud platform as well as a Microsoft Gold Partner, an Oracle Gold Partner and Preferred Partner of Quest (Dell) in Israel.

Valinor also provides consulting services, projects, training and complementary products to hundreds of clients. The 24/7 Support Center Service provides pro-active and timely support to dozens of organizations of all sizes.

For more information, visit www.valinor.co.il.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July7, 2015	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic’s Valinor Recognized as 2015 Microsoft Country Partner of the Year for Israel

Exhibit 10.1